UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Reports First Quarter 2022 Results

Revenue in Q1'22 was $173.0 million and Adjusted EBITDA was $15.8 million

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 11, 2022--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) reported results for its first quarter of 2022. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles ("GAAP"), except as otherwise indicated below.1

“We delivered strong sequential and year-over-year growth in the First Quarter,” said Phil Brace, President and CEO of Sierra Wireless. "We continue to work closely with our suppliers to secure components to meet the strong demand from our customers."

First Quarter 2022 Compared to First Quarter 2021

  Revenue was $173.0 million, an increase of 60.1%. The improved performance was primarily due to strong demand and the realization of investments in inventory. In addition, the first quarter of 2021 was negatively impacted by the ransomware incident.
  Gross margin was 31.8% as compared to 34.9% in the first quarter of 2021. In the first quarter of 2022, gross margin was impacted by product mix, obsolete inventory from our home security business, and one time expedited shipping costs.
  Operating expenses were $64.6 million compared to $60.8 million in the first quarter of 2021. First quarter expenses included a $10.3 million impairment charge primarily related to the intangible assets of our home security business.
  Net loss from continuing operations was $13.9 million, compared to $28.5 million in the first quarter of 2021.
  Adjusted earnings from continuing operations* was $8.6 million, or earnings of $0.23 per share, as compared to a loss of $9.6 million, or loss of $0.26 per share in the first quarter of 2021.
  Adjusted EBITDA* was $15.8 million compared to a loss of $4.4 million in the first quarter of 2021.
  Connectivity, software, and services revenue was $34.9 million, an increase of 3.7%. This increase included growth in our core connectivity area including smart connectivity which was partially offset by decreases in our legacy 2G/3G European business and our home security business. Monthly recurring revenue ("MRR")2 was $11.4 million in March 2022 compared to $11.5 million in March 2021.

Segmented Information

IoT Solutions

Revenue from IoT Solutions increased 79.3% to $133.7 million as compared to $74.6 million in the first quarter of 2021. The increase was primarily due to increased demand for connected devices globally. IoT Solutions gross margin was 30.3%, compared to 29.6% in the first quarter of 2021.

Enterprise Solutions

Revenue from Enterprise Solutions increased 17.2% to $39.2 million as compared to $33.5 million in the first quarter of 2021. The increase was primarily due to strong demand for routers in our key industrial and public safety verticals. Enterprise Solutions gross margin was 37.0% as compared to 46.7% in the first quarter of 2021. Enterprise Solution gross margin was negatively impacted by obsolete inventory from our home security business and one-time expedited shipping costs caused by 2021 COVID-19 related shutdowns. These one-time factors had a negative 9.0% impact on gross margin.

Liquidity and Capital Resources

Cash and cash equivalents and restricted cash, including amounts held for sale, at the end of the first quarter of 2022 were $97.4 million, an increase of $20.6 million from the fourth quarter of 2021. In January 2022, we received net proceeds of $45.8 million from the full drawdown of our CAD$60 million debt facility with the Canadian Imperial Bank of Commerce and the Business Development Bank of Canada. The debt facility has a term of four years and a first-year interest rate of 5%. In addition, we continued to make investments in inventory in the supply constrained environment.

Disposition of Offender Monitoring Business Line

On April 15, 2022, we signed a definitive agreement and closed the sale of our Omnilink offender monitoring business to Sentinel Advantage LLC for $37.6 million in cash, subject to customary working capital adjustments. Sentinel continues to be an important customer, and we are providing them with connectivity services and embedded modules for their offender monitoring products. The divestiture allows the Company to focus on its core businesses and strengthen its balance sheet.

Financial Guidance

The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to evaluate the effects of COVID-19 on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows and operating results for the second quarter 2022 and beyond cannot be reasonably estimated at this time. Due to continued strong demand and the investment in inventory to combat the industry-wide tightness in supply, we expect our revenue in the second quarter 2022 to be in the range of $160 million to $175 million, with a midpoint of $167.5 million.

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

______________________________________________

[1] Non-GAAP financial measures referred to in this news release are labeled as "non-GAAP measure" or designated as such with an asterisk (*). Please see "Non-GAAP Financial Measures" for explanations of why the Company uses these non-GAAP measures and "Reconciliation of GAAP and Non-GAAP Results by Quarter" for reconciliation to the most comparable GAAP financial measures.

2 MRR is defined as the monthly recurring revenue generated from connectivity, software, and services as well as usage fees from current customers. MRR is a key performance metric to measure our performance and growth in our recurring revenue, both to help investors better understand and assess the performance of our business and also because our mix of revenue generated from recurring sources has increased in recent years. MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.

3 In accordance with U.S. GAAP, the results of operations of the Automotive Business are reported as discontinued operations in our consolidated statements of operations and comprehensive loss for the three months ended March 31, 2022 and 2021. In accordance with U.S. GAAP, assets and liabilities associated with the Omnilink business have been recorded as held for sale in our consolidated balance sheet as at March 31, 2022.

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures included in this press release are adjusted net earnings (loss) from continuing operations*, adjusted basic and diluted net earnings (loss) per share from continuing operations*and adjusted EBITDA* (earnings before interest, taxes, depreciation and amortization).

Adjusted net earnings (loss) from continuing operations* excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and certain tax adjustments.

Adjusted EBITDA* is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and income tax expense (recovery). Adjusted EBITDA* is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Conference call and webcast details

Sierra Wireless is hosting a conference call to discuss its financial results for the first quarter ended March 31, 2022 on Wednesday May 11, 2022, at 5:30 PM Eastern time (2:30 PM Pacific time).

To participate, dial the following number approximately ten minutes prior to the start of the call:

  Toll-free (Canada and US): 1-877-201-0168
  Alternate number: 1-647-788-4901
  Conference ID: 5078273

Conference call and webcast details are available at the following link:

Sierra Wireless Q1 2022 Conference Call and Webcast

If the above link does not work, copy and paste the following URL into your browser:

https://app.webinar.net/9Q04x3Qb6zV

The webcast will remain available at the above link for one year following the call.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our financial guidance for our second quarter of 2022; our expectations regarding customer demand, our supply chain, manufacturing capacity (including manufacturing shutdowns or slowdowns) and the potential impact of COVID-19 in these areas; our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; the impact of the ransomware incident on our business operations; our work to review and evaluate additional security measures and the ability that they will have to protect our IT systems; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and gateways. In particular, this press release describes our revenue targets, which are forward-looking statements and are subject to the assumptions, risks and uncertainties described below. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements:

  Typically include words and phrases about the future such as "outlook", "guidance", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
  Are not promises or guarantees of future performance. They represent our current views and may change significantly.
  Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
    the scope and duration of the COVID-19 pandemic and its impact on our business;
    our ability to return to normal operations after the COVID-19 pandemic has subsided globally;
    expected constraints on component supply and manufacturing capacity;
    constraints impacting our ability to receive supply from our suppliers and deliver product to our customers;
    customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
    our operations not being adversely disrupted by further ransomware or cyber security attacks;
    our ability to effect and to realize the anticipated benefits of our business transformation and restructuring initiatives, and the timing thereof;
    our ability to develop, manufacture, and sell new products and services that meet the needs of our customers and gain commercial acceptance;
    expected macro-economic business conditions;
    expected cost of sales;
    our ability to win new business;
    our ability to integrate acquired businesses and realize expected benefits;
    our ability to renew or obtain credit facilities when required;
    expected deployment of next generation networks by wireless network operators;
    our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
    expected tax and foreign exchange rates.

  Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
    negative impact from COVID-19 could be prolonged and natural catastrophes could impact our capacity to continue critical operations;
    our ability to comply with all terms under our credit facilities;
    competition from new or established competitors or from those with greater resources;
    our reliance on third party suppliers for certain components used in our products;
    our dependence on a limited number of third party manufacturers;
    cyber-attacks or other breaches of our and our vendors' information technology security;
    the loss of, or significant demand fluctuations from, any of our significant customers;
    our financial results being subject to fluctuations;
    our business transformation initiatives, including investments and partnerships, may result in disruptions to our business and may not achieve the anticipated benefits;
    our ability to respond to changing technology, industry standards, and customer requirements;
    failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
    deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
    our ability to retain, hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives;
    risks related to the transmission, use and disclosure of user data and personal information;
    disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
    risks related to infringement on intellectual property rights of others and our ability to obtain necessary rights to use software or components supplied by third parties;
    our ability to enforce our intellectual property rights;
    unanticipated costs associated with litigation or settlements;
    our dependence on mobile network operators to promote and offer acceptable wireless data services;
    risks related to contractual disputes with counterparties;
    risks related to governmental regulation;
    risks inherent in foreign jurisdictions; and
    risks related to tariffs or other trade restrictions.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
	Three months ended March 31,
	2022	2021
Revenue
IoT Solutions	$133,708	$74,578
Enterprise Solutions	39,249	33,484
	172,957	108,062
Cost of sales
IoT Solutions	93,183	52,492
Enterprise Solutions	24,711	17,843
	117,894	70,335
Gross margin	55,063	37,727
Expenses
Sales and marketing	18,017	19,821
Research and development	18,335	17,484
Administration	10,116	16,308
Restructuring	4,004	2,574
Impairment	10,299	—
Amortization	3,820	4,624
	64,591	60,811
Loss from operations	(9,528)	(23,084)
Foreign exchange loss	(2,278)	(4,259)
Other expense	(1,083)	(643)
Loss before income taxes	(12,889)	(27,986)
Income tax expense	1,021	552
Net loss from continuing operations	$(13,910)	$(28,538)
Net earnings (loss) from discontinued operations	1,231	(1,322)
Net loss	$(12,679)	$(29,860)
Other comprehensive loss:
Foreign currency translation adjustments, net of taxes of $nil	(426)	(2,900)
Comprehensive loss	$(13,105)	$(32,760)

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.37)	$(0.78)
Discontinued operations	0.03	(0.04)
	$(0.33)	$(0.81)
Weighted average number of shares outstanding (in thousands)
Basic	37,974	36,736
Diluted	37,974	36,736

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$95,634	$76,784
Restricted cash	—	100
Accounts receivable	88,057	85,310
Inventories	88,378	82,177
Prepaids and other	44,405	27,372
Assets held for sale	26,932	—
	343,406	271,743
Property and equipment, net	23,222	31,134
Operating lease right-of-use assets	12,338	14,348
Intangible assets, net	37,729	54,708
Goodwill	154,956	167,379
Deferred income taxes	1,277	1,268
Other assets	5,922	6,473
	$578,850	$547,053
Liabilities
Current liabilities
Accounts payable and accrued liabilities	179,658	183,529
Deferred revenue	11,697	11,770
Current portion of long-term debt	750	494
Liabilities held for sale	269	—
	192,374	195,793
Long-term obligations	40,458	42,808
Operating lease liabilities	14,377	15,033
Long-term debt	56,686	9,394
Deferred income taxes	6,461	6,371
	310,356	269,399
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 38,322,537 shares (December 31, 2021 - 37,774,800 shares)	467,074	460,331
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 7,074 shares (December 31, 2021 – 119,761 shares)	(126)	(2,128)
Additional paid-in capital	44,852	48,747
Retained deficit	(234,148)	(220,564)
Accumulated other comprehensive loss	(9,158)	(8,732)
	268,494	277,654
	$578,850	$547,053

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)
	Three months ended March 31,
	2022	2021
Cash flows provided by (used in):
Operating activities
Net loss	$(12,679)	$(29,860)
Items not requiring (providing) cash
Amortization	6,684	7,308
Stock-based compensation	3,066	8,515
Capitalized interest expense	910	—
Impairment	10,299	—
Unrealized foreign exchange loss	1,367	5,028
Other	418	20
Changes in non-cash working capital
Accounts receivable	(5,726)	(10,744)
Inventories	(6,495)	(1,532)
Prepaids and other	(16,940)	(16,234)
Accounts payable and accrued liabilities	(3,013)	(13,046)
Deferred revenue and other	(1,636)	161
Cash flows used in operating activities	(23,745)	(50,384)
Investing activities
Additions to property and equipment	(2,449)	(4,709)
Additions to intangible assets	(673)	(420)
Proceeds from sale of property and equipment	11	14
Cash flows used in investing activities	(3,111)	(5,115)
Financing activities
Issuance of common shares, net of issuance cost	878	2,802
Purchase of treasury shares for RSU distribution	—	(3,933)
Taxes paid related to net settlement of equity awards	—	(946)
Decrease in other long-term obligations	(5)	(36)
Proceeds from long-term debt, net of issuance cost	45,782	—
Cash flows provided by (used in) financing activities	46,655	(2,113)
Effect of foreign exchange rate changes on cash and cash equivalents	758	(1,578)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	20,557	(59,190)
Cash, cash equivalents and restricted cash, beginning of period	76,884	171,424
Cash, cash equivalents and restricted cash, end of period	$97,441	$112,234
Cash, cash equivalents and restricted cash are comprised of
Cash, cash equivalents and restricted cash	$95,634	$112,234
Cash, cash equivalents and restricted cash held for sale	$1,807	$—
Cash, cash equivalents and restricted cash, end of period	$97,441	$112,234

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER
(in thousands of U.S. dollars, except where otherwise stated)	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net loss from continuing operations - GAAP	$(13,910)	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)
Stock-based compensation and related social taxes	3,281	5,832	1,820	3,807	7,928	6,461	5,085	3,256
Phantom RSU (recovery) expense	(202)	393	(69)	569	206	691	261	141
Restructuring	4,004	7,592	369	1,720	2,574	4,800	3,089	245
COVID-19 government relief	(11)	(5,557)	(168)	(1,016)	(2,049)	(954)	(6,298)	—
CEO retirement/search	—	44	42	400	1,655	—	—	—
Impairment	10,299	741	11,544	—	—	—	—	—
Ransomware incident	(59)	(959)	271	1,135	533	—	—	—
COVID-19 factory constraint incremental costs	1,096	22	1,135	—	—	—	—	—
Other non-recurring costs	99	978	323	593	508	445	439	337
Amortization	6,684	6,935	7,208	7,267	7,308	7,054	8,030	7,823
Interest and other expense, net	1,142	307	192	111	110	564	988	283
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	2,326	1,927	2,693	(821)	4,816	(2,804)	(3,572)	(3,955)
Income tax expense (recovery)	1,021	761	(1,912)	605	552	(7,984)	(633)	427
Adjusted EBITDA*	$15,770	$7,264	$(14,958)	$4,334	$(4,397)	$(2,894)	$(7,094)	$(8,734)

Net loss from continuing operations - GAAP	$(13,910)	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)
Stock-based compensation and related social taxes	3,281	5,832	1,820	3,807	7,928	6,461	5,085	3,256
Phantom RSU (recovery) expense	(202)	393	(69)	569	206	691	261	141
Restructuring	4,004	7,592	369	1,720	2,574	4,800	3,089	245
COVID-19 government relief	(11)	(5,557)	(168)	(1,016)	(2,049)	(954)	(6,298)	—
CEO retirement/search	—	44	42	400	1,655	—	—	—
Impairment	10,299	741	11,544	—	—	—	—	—
Ransomware incident	(59)	(959)	271	1,135	533	—	—	—
COVID-19 factory constraint incremental costs	1,096	22	1,135	—	—	—	—	—
Other non-recurring costs	99	978	323	593	508	445	439	337
Acquisition-related amortization	2,152	2,254	2,776	2,890	3,135	3,306	3,555	3,886
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	2,326	1,927	2,693	(821)	4,816	(2,804)	(3,572)	(3,955)
Income tax expense (recovery) adjustment	(500)	(441)	(3,008)	(357)	(393)	(7,784)	200	358
Adjusted earnings (loss) from continuing operations*	$8,575	$1,074	$(20,678)	$(1,116)	$(9,625)	$(7,006)	$(11,724)	$(13,023)

Weighted average number of share (in thousands) - basic and diluted	37,974	37,541	37,196	36,992	36,736	36,534	36,417	36,341

Basic and diluted adjusted earnings (loss) per share from continuing operations (in dollars)*	$0.23	$0.03	$(0.56)	$(0.03)	$(0.26)	$(0.19)	$(0.32)	$(0.36)

SIERRA WIRELESS, INC.
SEGMENTED RESULTS
(In thousands of U.S. dollars, except where otherwise indicated)	2022	2021
	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$133,708	$323,075	$104,531	$53,657	$90,309	$74,578
Gross margin	$40,525	$83,765	$26,578	$10,676	$24,425	$22,086
Gross margin %	30.3%	25.9%	25.4%	19.9%	27.0%	29.6%
Enterprise Solutions
Revenue	$39,249	$150,134	$45,381	$28,793	$42,476	$33,484
Gross margin	$14,538	$73,034	$22,114	$13,473	$21,806	$15,641
Gross margin %	37.0%	48.6%	48.7%	46.8%	51.3%	46.7%
Total
Revenue	$172,957	$473,209	$149,912	$82,450	$132,785	$108,062
Gross margin	$55,063	$156,799	$48,692	$24,149	$46,231	$37,727
Gross margin %	31.8%	33.1%	32.5%	29.3%	34.8%	34.9%
Revenue by Type:
Product	$138,052	$332,810	$113,619	$47,207	$97,595	$74,389
Connectivity, software, and services	$34,905	$140,399	$36,293	$35,243	$35,190	$33,673

Contacts

Investor and Media Contact:
David Climie, Investor Relations
dclimie@sierrawireless.com

Investor Contact:
Samuel Cochrane, Chief Financial Officer
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: May 11, 2022